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John R. Gailey III
Vice President, General Counsel and Secretary

June 18, 2009

Via Telecopy and EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:       John Cash, Accounting Branch Chief

Re:          West Pharmaceutical Services, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2009
File# 1-8036

Dear Mr. Cash:

This letter is being transmitted on behalf of West Pharmaceutical Services, Inc. (“West”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter June 4, 2009 related to West’s Annual Report on Form 10-K, filed with the Commission on February 26, 2009, and its Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 26, 2009.  To assist your review, we have included the text of the comments contained in that letter below in italicized typeface.

Form 10-K for the fiscal year ended December 31, 2008

Executive Officers of the Registrant, page 15

1.
Describe briefly in future filings the business experience during the past five years of Messrs. Fabio de Sampaio Dorio Filho and Matthew T. Mullarkey as required by Item 401(e)(1) of Regulation S-K.  We note that current disclosure states only the year in which they joined West.

United States Securities and Exchange Commission
Division of Corporation Finance
June 18, 2009

Response:

The Staff’s comment is duly noted.  In future filings, West will include the dates of the business experience during the past five years of each of its executive officers as required by Item 401(e)(1) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Proposal #1 – Election of Directors, page 3

2.
Describe briefly in future filings the business experience during the past five years of Dr. Paula A. Johnson, Messrs. Anthony Welters, Patrick J. Zenner, Thomas W. Hofmann, L. Robert Johnson, John P. Neafsey, Geoffrey F. Worden, and Dr. Robert C. Young.  We note that dates of their business experience are omitted except for their directorships of West.

Response:

The Staff’s comment is duly noted.  In future filings, West will include the dates of the business experience during the past five years of each of its directors as required by Item 401(e)(1) of Regulation S-K.

PVS Units, page 17

3.	Specify in future filings the actual performance results and the actual payout amounts for PVS unit awards upon completion of the applicable three year performance period.

Response:

The Staff’s comment is duly noted.  In future filings, West will add information in a tabular format on the actual performance results and payout amounts for PVS unit awards for the three-year performance period ending December 31 of the last completed fiscal year.  The additional disclosures will be included in the discussion of PVS units and long-term incentive compensation in the Compensation Discussion and Analysis section.

*  *  *  *  *

In connection with this response, West acknowledges that: (1) West is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) West may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        Very truly yours,

                        /s/ John R. Gailey III

                        John R. Gailey III